UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Green Plains Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

393221106

(CUSIP Number)

Rebecca Taylor

Husch Blackwell LLP

736 Georgia Avenue,

Suite 300

Chattanooga, Tennessee 37402

(423) 266-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 13, 2018

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Green Plains Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 84-1652107
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 20,279,284
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 20,279,284
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,279,284*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 63.7**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC; CO

*

Includes 15,889,642 Common Units acquired as a result of a conversion of Subordinated Units into Common Units on a one-for-one basis in accordance with the First Amended and Restated Agreement of Limited Partnership of Green Plains Partners LP (the “Partnership”). The Common Units reported above include Common Units that Green Plains Inc. may be deemed to beneficially own as the sole member of Green Plains Obion LLC.

**	Calculation of percentage based on a total of 31,830,431 Common Units outstanding as of August 13, 2018, following the conversion of Subordinated Units into Common Units.

1	NAME OF REPORTING PERSON: Green Plains Obion LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 20-1834045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,001,511
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,001,511
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,001,511*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

*

Includes 2,351,806 Common Units acquired as a result of a conversion of Subordinated Units into Common Units on a one-for-one basis in accordance with the First Amended and Restated Agreement of Limited Partnership of the Partnership.

**	Calculation of percentage based on a total of 31,830,431 Common Units outstanding as of August 13, 2018, following the conversion of Subordinated Units into Common Units.

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment”) to Schedule 13D filed on July 9, 2015 relates to the conversion of subordinated units into common units representing limited partner interests (the “Common Units”) in Green Plains Partners LP, a Delaware limited partnership (the “Issuer” or the “Partnership”), which has its principal executive offices at 1811 Aksarben Drive, Omaha, Nebraska 68106.

Capitalized terms not defined herein shall have the meaning given to them in the original Schedule 13-D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

On August 13, 2018, pursuant to the Partnership Agreement, Green Plains converted 15,889,642 subordinated units representing limited partner interests (“Subordinated Units”) into Common Units, including units beneficially owned as the sole member of Obion, and Obion converted 2,351,806 Subordinated Units representing limited partner interests into Common Units.

Such Subordinated Units were considered converted for the purposes of prior calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, as such, the conversion of the Subordinated Units did not affect the beneficial ownership interests previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Units reported herein solely for investment purposes as consideration for the assets and operations contributed by the Reporting Persons to the Issuer in connection with the Offering. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Persons’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes any other plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The General Partner may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, profits interests, distribution equivalent rights and other unit-based awards to officers, directors and employees of the General Partner and its affiliates pursuant to the terms of the Green Plains Partners LP 2015 Long-Term Incentive Plan (the “LTIP”). The General Partner may acquire Common Units for issuance pursuant to the LTIP on the open market, may issue Common Units already owned by the General Partner, may issue Common Units acquired by the General Partner directly from the Partnership or any other person or any combination of the foregoing.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Partnership’s business and managing its operations and is controlled by Green Plains. Many of the executive officers and directors of Green Plains also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. As the sole member of the General Partner, Green Plains has the right to appoint the entire board of directors of the General Partner. Green Plains has no present intention of changing the board of directors or management of the General Partner.

(e) Subject to the restrictions contained in the Partnership Agreement, Green Plains, as the sole member of the General Partner of the Partnership, exercises control over the amount of distributions declared by the Partnership and may cause the Partnership to change its capitalization, through the issuance of debt or equity securities, from time to time in the future. Green Plains has no current intention of changing the present capitalization or distributions of the Partnership.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated with the following:

(a) (1) Green Plains is the record owner and/or may be deemed to be the beneficial owner (as the sole member of Obion) of 20,279,284 Common Units. Green Plains’ record and beneficial ownership of these Common Units represents an aggregate 63.7% limited partner interest in the Partnership.

(2) Obion is the record and beneficial owner of (i) 3,001,511 Common Units. Obion’s record and beneficial ownership of these Common Units represents an aggregate 9.4% limited partner interest in the Partnership.

(4) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Todd A. Becker	62,556	*
John W. Neppl	—	*
Jeffrey S. Briggs	4,000	*
George P. (Patrich) Simpkins	5,000	*
Michelle S. Mapes	33,148	*
Clayton E. Killinger	32,651	*
Jerry L. Peters	22,657	*
Brett C. Riley	15,196	*
Martin Salinas, Jr.	10,590	*

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 5(a) are based on the number of Common Units 31,830,431 issued and outstanding as of August 13, 2018, as reported to the Reporting Persons by the Partnership.

(b) The information set forth in items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported by such person on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Persons, or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated with the following:

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Partnership Agreement

The General Partner, as the sole general partner of the Partnership, and Green Plains and Obion as limited partners of the Issuer, together with all other limited partners of the Issuer, are party to the Partnership Agreement.

Cash Distributions

The Partnership’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.40 per Common Unit per each whole quarter ($1.60 per Common Unit on an annualized basis) to the extent the Partnership has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates. The Partnership calls this quarterly distribution amount the “minimum quarterly distribution” and the Partnership’s ability to pay it is subject to various restrictions and other factors. The amount of distributions the Partnership will pay and the decision to make any distribution is determined by the General Partner, taking into consideration the terms of the Partnership Agreement. Additionally, certain restrictions in the Partnership’s new revolving credit facility may restrict the Partnership’s ability to make distributions.

The Partnership Agreement requires the Partnership to distribute, within 45 days after the end of each quarter beginning with the quarter ending September 30, 2015, all of its cash on hand, less cash reserves established by the General Partner. The Partnership Agreement refers to this amount as “available cash.”

The Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period;

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If cash distributions to the Partnership’s unitholders exceed $0.46 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Partnership distributes in excess of that amount. These distributions are referred to as “incentive distributions.” In certain circumstances set forth in the Partnership Agreement, the General Partner, as the initial holder of Incentive Distribution Rights, has the right to reset the target distribution levels for the Incentive Distribution Rights based on the Partnership’s cash distributions at the time of the exercise of this reset election.

The Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus for any quarter after the subordination period in the following manner:

•

first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

Conversion of Subordinated Units

The subordination period has ended and all Subordinated Units have converted into Common Units on a one-for-one basis, and the Common Units are no longer entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of units on the terms determined by the General Partner without unitholder approval. Unitholders of the Partnership do not have preemptive or participation rights to purchase their pro rata share of any additional units issued.

Limited Voting Rights

The General Partner will manage and operate the Partnership, and the unitholders will have only limited voting rights. Unitholders will have no rights to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s outstanding Common Units, including any Common Units owned by the General Partner and its affiliates, voting together as a single class. Green Plains indirectly owns an aggregate of approximately 63.7% of the Common Units. This gives Green Plains the ability to prevent the involuntary removal of the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner will have the right (but not the obligation), which it may assign in whole or in part to any of its affiliates or to the Partnership, to purchase all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10, but not more than 60, days’ written notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either the General Partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those limited partner interests; and

•	the daily closing prices of the Partnership securities of such class over the 20 trading days preceding the date that is three business days before the date the notice is mailed.

Registration Rights

Pursuant to the Partnership Agreement, the Partnership has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of the General Partner as general partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

General Partner’s Board of Directors

Green Plains, as the sole member of the General Partner, has the right to elect the members of the board of directors of the General Partner.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Directors, Managers and Executive Officers of Green Plains and Obion (filed herewith).

Exhibit B	Amended and Restated Agreement of Limited Partnership of the Partnership dated as of July 1, 2015 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on July 1, 2015 and incorporated herein in its entirety by reference).

Exhibit C	Joint Filing Statement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2018

GREEN PLAINS INC.

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Chief Legal and Administration Officer

GREEN PLAINS OBION LLC

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Chief Legal and Administration Officer